SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 25049

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal period ended December 31, 2001

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-14266

Mooresville Savings Bank, SSB Employee Savings and Profit Sharing Plan

(Full title of the Plan)

Coddle Creek Financial Corp.

(Name of issuer of the Securities)

347 North Main Street

Post Office Box 117

Mooresville, North Carolina 28115

(Address of Principal Executive Office)

Item 4.

In lieu of Items 1-3, due to the plan being subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are attached as Exhibit 99. Due to the number of plan participants, this plan is not subject to the audit requirements of ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MOORESVILLE SAVINGS BANK, SSB EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

Dated July 21, 2003	By:	/s/ GEORGE W. BRAWLEY
George W. Brawley
President and CEO

INDEX OF EXHIBITS

Exhibit 23	- Consent of McGladrey & Pullen, LLP

Exhibit 99	- Mooresville Savings Bank, SSB Employees Savings and Profit Sharing Plan Financial Report (Compiled) dated December 31, 2001.